Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

April 8, 2016

Registration Statement No. 333-195332

Supplementing the Prospectus Supplement and Prospectus,
each dated April 17, 2014, as supplemented by Supplement No. 1 dated September 10, 2014

John Deere Capital Corporation

$250 million 2.800% Senior Notes Due March 6, 2023

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series F
Issue Size:

$250 million. The notes offered hereby constitute a further issuance of, and will be consolidated with, the $750 million aggregate principal amount of 2.800% Senior Notes Due March 6, 2023 issued by John Deere Capital Corporation on March 4, 2016. The notes offered hereby will have the same CUSIP number as the previously issued 2.800% Senior Notes Due March 6, 2023 and will trade interchangeably with the previously issued 2.800% Senior Notes Due March 6, 2023 immediately upon settlement. Upon completion of this offering, the aggregate principal amount outstanding of all such notes will be $1,000,000,000.

Trade Date:	April 8, 2016
Settlement Date (T+3):	April 13, 2016
Maturity Date:	March 6, 2023
Benchmark Treasury:	1.500% due March 31, 2023
Benchmark Treasury Yield and Price:	1.469%; 100-06+
Spread to Treasury:	100 basis points
Reoffer Yield:	2.469%
Coupon:	2.800%
Coupon Payment Dates:	Semi-annually on March 6 and September 6, commencing on September 6, 2016 (long first coupon) and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	102.086% plus accrued interest from March 4, 2016
Gross Spread:	0.420%
Net Proceeds (%):	101.666% plus accrued interest from March 4, 2016
Net Proceeds ($):	$254,165,000 plus accrued interest from March 4, 2016
CUSIP:	24422ETG4
Joint Book-Running Managers:	Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
Co-Managers:	Credit Suisse Securities (USA) LLC
Loop Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 and HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

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